

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2015

Via E-mail
Frank J. Monteiro
Chief Financial Officer
Platform Specialty Products Corporation
5200 Blue Lagoon Drive, Suite 855
Miami, FL 33126

> **Re:** **Platform Specialty Products Corporation**
> **Registration Statement on Form S-3**
> **Filed February 25, 2015**
> **File No. 333-202287**

Dear Mr. Monteiro:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholder, page 6

1. We note that footnote 2 contains a disclaimer of beneficial ownership for any shares with a market value in excess of $76,300,000 and that the selling security holder only claims beneficial ownership of 3,069,187. Please note that the term "security holders" in Item 507 refers to beneficial holders. See Question 140.01 of the Regulation S-K Compliance and Disclosure Interpretations. In addition, because the Series B Preferred Stock is convertible within sixty days the selling security holder is deemed to be the beneficial owner of the 22,107,590 shares of common stock underlying the Series B Preferred Stock. See Rule 13d-3(d)(1) of the Exchange Act. Please revise your footnote accordingly or tell us why such a disclaimer is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and

Frank J. Monteiro
Platform Specialty Products Corporation
March 12, 2015
Page 2

all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Erin Jaskot, Staff Attorney, (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela Long
Assistant Director

cc: Donn Beloff (*via e-mail*)
    Greenberg Traurig, P.A.